SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana Manning — (212) 704-9323
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

We, Steven Paraggio and Ana Manning, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Safra Securities LLC (the "Company") as of December 31, 2020, is true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

/S/ Ana Manning   2/26/2021
_____
Financial & Operations Principal   Date

/S/ Steven Paraggio   2/26/2021
_____
Chief Financial Officer   Date

State of New York
County of New York

Subscribed and sworn to
before me

this _____ day of _____

_____
Notary Public

NOTE: Based upon the statement issued by the staff of the Division of Trading and Markets of the U.S. Securities and Exchange Commission on June 18, 2020, titled "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns", and difficulties arising from COVID-19, the Company is making this filing without a notarization.

SAFRA SECURITIES LLC

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Safra Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2000.

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 129,580,599
Cash and securities required to be segregated under federal or other regulations	40,352,525
Cash and securities deposited with clearing organizations	83,812,636
Securities borrowed	2,877,300
Receivable from brokers, dealers and clearing organizations	1,603,038
Receivable from customers	3,525,159
Securities owned — at fair value (including securities pledged as collateral of $59,448,739)	59,448,739
Other assets	2,568,292
TOTAL ASSETS	$ 323,768,288

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Payable to customers	$ 93,632,731
Payable to brokers, dealers and clearing organizations	5,592,170
Accrued expenses and other liabilities	4,991,110
Due to Parent and affiliate	1,853,780
Total liabilities	106,069,791
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)	
MEMBER'S CAPITAL	217,698,497
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 323,768,288

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Safra National Bank of New York (the "Bank" or the "Parent") and disregarded as an entity separate from the Bank for income tax purposes. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary investments.

The Company clears and settles securities transactions and accordingly carries security accounts for customers and is subject to the requirements of Customer Protection Rule 15c3-3 ("Rule 15c3-3") and Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "U.S. GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant accounting estimates reflected in the Company's statement of financial condition include the measurement of fair value of the Company's securities owned. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks and money market funds.

Cash and Securities Required to be Segregated under Federal or Other Regulations — Cash and securities required to be segregated under federal or other regulations consists of non interest-bearing cash and U. S. Government securities held in a special reserve bank account pursuant to Rule 15c3-3.

Cash and Securities Deposited with Clearing Organizations — The Company is a member of various clearing organizations at which it maintains cash and securities required for the conduct of its day-to-day clearance activities.

Receivable from and Payable to Customers — Receivable from customers represents credit extended to customers to finance their purchases of securities on margin. The Company monitors margin levels and requires customers to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement

of financial condition. Payable to customers primarily represents deposits of customer cash, and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), net receivables arising from unsettled trades, receivables from clearing organizations and commissions receivable. As of December 31, 2020 all receivables were collectible. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("securities failed to receive") and payables due to clearing organizations. The Company presents securities failed to deliver/receive on a grossed up basis.

Securities Borrowed and Loaned — Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company did not have securities loaned at December 31, 2020.

Securities Transactions — Securities owned are used in the Company's investment activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2020.

Goodwill and Other Intangible Assets — The Company is required to assess goodwill for impairment by comparing the estimated fair value of the reporting unit (currently one) with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Goodwill and other intangible assets are included in Other assets in the statement of financial condition.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Transactions denominated in foreign currency are accounted for at the exchange rates prevailing on the related transaction dates.

Income Taxes — The Company accounts for income taxes in accordance with the provisions of ASC 740, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. In

assessing the usability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company's results of operations as a disregarded entity are included in the Bank's federal, state and local tax returns which are then included in a consolidated/combined return. Current and deferred taxes are allocated to the Company under the "separate-return" method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent as if the Company was a separate taxpayer, except that net operating losses, if any, (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal/combined state/city tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. Accrued income taxes are included in Due to Parent and affiliate or as a tax receivable in Other assets, as applicable, in the accompanying statement of financial condition.   This method for allocating income tax expense, pursuant to this income tax allocation method is systematic, rational and consistent with the broad principles of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition including related interest and penalties.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 8 for further details of such financial instruments.

As required by U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements

Level 1 Inputs — unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment.

Level 2 Inputs — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Agency securities, municipal bonds, corporate bonds.

Level 3 Inputs — unobservable inputs for the asset or liability that rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information

available in the circumstances and may include the Company's own data. An example of financial instruments with such inputs include certain mortgage-backed securities.

Revenue Recognition—In accordance with the provisions of ASC 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when it transfers promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Each trade order represents a distinct performance obligation. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and risks and rewards of ownership have been transferred to/from the customer.

Recent Accounting Pronouncements

Intangibles-Goodwill and Other—In January 2017, the FASB issued Accounting Standard Update ("ASU") No. 2017-04, *Intangibles-Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment* ("ASU No. 2017-04")*.* ASU No. 2017-04 outlines amendments to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. The amendments in this update are effective for public business entities for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The amendments in this update should be applied prospectively and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted this guidance on January 1, 2020 without a material impact on its statement of financial condition.

Credit Losses—In June 2016, the FASB issued Accounting Standard Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amended the guidance on accounting for credit losses. In November 2018, the FASB issued ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments – Credit Losses,* which amends two areas of the new guidance. The new guidance is effective for the Company's interim and annual periods beginning January 1, 2020. The Company adopted this guidance on January 1, 2020 without a material impact on its statement of financial condition.

Income Taxes— In December 2019, the FASB issued ASU No. 2019-12, S*implifying the Accounting for Income Taxes*, which modifies ASC 740. One section of this guidance clarifies ASC 740-10-30-27A in that legal entities that are not subject to tax, such as disregarded single member limited liability companies, are not required to include in their separate statement of financial condition, amounts of consolidated current and deferred taxes. An entity, however, may elect to allocate current and deferred tax expense from its consolidated parent entity in its stand-alone statement of financial condition, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The effective date of the ASU for public entities is for fiscal years beginning after December 15, 2020 but early adoption is permitted. The Company is a disregarded single member limited liability company for all taxing authorities and will continue to allocate the amount of current and deferred tax expense under the "separate-return" method.

3. **CASH AND CASH EQUIVALENTS**

The Company maintained cash of $90,831,868 and U.S. Government securities of $1,999,999 at one unaffiliated depository institution as of December 31, 2020. Demand deposits of $500,895 were held at the Bank at December 31, 2020. The Company also maintained money market accounts totaling $30,096,973 at certain depository institutions, and held money market funds with a fair value of $6,150,863 at December 31, 2020. See Note 8, Fair Value Measurements.

4. **CASH AND SECURITIES REQUIRED TO BE SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS**

In accordance with SEC Rule 15c3-3, the Company as a broker carrying customer accounts, is subject to requirements related to maintaining cash and/or U.S. Government securities in a segregated reserve account for the exclusive benefit of its customers, which as of December 31, 2020, amounted to cash of $28,352,528 and qualified securities as defined by SEC Rule 15c3-3 with a fair value of $11,999,997.

5. **RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2020, consist of:

	Receivable	Payable
Securities failed-to-deliver / receive	$ 1,278,578	$ 5,565,948
Securities transactions pending settlement, net	136,519	-
Receivables from/payable to brokers, dealers and clearing organizations	187,941	26,222
Total	$ 1,603,038	$ 5,592,170

6. **RELATED-PARTY TRANSACTIONS**

The Company functions as a broker and has an omnibus account relationship with the Bank and customer relationships with various other affiliates. As of December 31, 2020, the Bank's omnibus account had a balance of $1,785,498 and other affiliates had a balance of $6,592,334 which are included in Payable to customers.

At December 31, 2020, the Company had a demand deposit of $500,895 at the Bank, which is included in Cash and cash equivalents.

The Company had a payable to the Bank of $1,853,780 which includes federal and state taxes payable of $952,066 and is included in Due to Parent and affiliate, and a state tax receivable from the Bank of $20,434 which is included in Other assets in the accompanying statement of financial condition.

As of December 31, 2020, the Company pledged securities owned of $59,448,739 as collateral for a $50,000,000 uncommitted line of credit with the Bank. There were no borrowings against the line as of December 31, 2020. The securities cannot be repledged by the Bank.

7. **COLLATERALIZED TRANSACTIONS**

The Company borrows securities from other broker dealers to fulfill short sales by customers and delivers cash to the lender in exchange for securities. The fair value of these borrowed securities, which can be rehypothecated, was $2,689,961 at December 31, 2020. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as a bankruptcy or counterparty's failure to pay or perform), with the right to net a counteparty's rights and obligations under such agreement and liquidate and set-off collateral held by the Company against the net amount owed by the counterparty. Securities borrowed are open maturity transactions.

The following table presents information about the offsetting of securities and related collateral amounts as of December 31, 2020.

| | Gross Amount Recognized | Gross Amount Offset in the Statement of Financial Condition | Net Amount Presented in Statement of Financial Condition | Not Offset in the Statement of Financial Condition | | Net Amount |
				Financial Instruments	Cash Collateral Received	
ASSETS:						
Securities borrowed	$ 2,877,300	$ -	$ 2,877,300	$ 2,689,961	$ -	$ 187,339

8. **FAIR VALUE MEASUREMENTS**

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2. There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2020.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2020. There were no liabilities recorded at fair value as of December 31, 2020.

	Financial Assets at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Cash equivalents:				
Money market funds	$ 6,150,863	$ -	$ -	$ 6,150,863
U.S. Government	-	1,999,999	-	1,999,999
	$ 6,150,863	$ 1,999,999	$ -	$ 8,150,862
U.S. Government securities segregated under federal or other regulations	$ -	$ 11,999,997	$ -	$ 11,999,997
Securities deposited with clearing organizations:				
U.S. Government	$ -	$ 49,997,213	$ -	$ 49,997,213
Securities owned:				
Corporate debt	-	51,746,718	-	51,746,718
Equity	7,702,021	-	-	7,702,021
	$ 7,702,021	$ 51,746,718	$ -	$ 59,448,739
Total	$ 13,852,884	$ 115,743,927	$ -	$ 129,596,811

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government and corporate debt securities

The fair value of U.S. Government and corporate debt securities are based on quoted market prices. In the absence of quoted market prices, fair value is determined by pricing vendors using models which discount the future cash flows to their present value using current rates at which similar securities would be bought with similar credit ratings and for the same remaining maturities, or similar techniques. These models use inputs that are observable for substantially the full term of the security, inputs that are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the security or internally developed assumptions. U.S. Government securities and corporate debt securities are generally categorized in Level 2 of the fair value hierarchy.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Other Financial Assets and Liabilities

For all other financial assets and liabilities not measured at fair value, the carrying value approximates fair value due to their short term nature, and the items are categorized as Level 2 of the fair value hierarchy. These other financial assets and liabilities include cash deposited with clearing

organizations, receivable and payable from/to customers, receivable and payable from/to brokers, dealers and clearing organizations, securities borrowed and loaned, due to Parent and affiliate, and accrued expenses and other liabilities.

9. **INCOME TAXES**

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. At December 31, 2020, the Company had a gross deferred tax asset of $188,005 and a gross deferred tax liability of $1,566,820 which is included in Other Liabilities in the accompanying statement of financial condition at the net amount of $1,378,815.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with the Bank to be treated as a corporate division and recognizes an allocation of income taxes in its separate financial statements pursuant to ASC 740-10-30-27. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. As previously mentioned, current and deferred taxes are allocated to the Company under the "separate-return" method with certain modifications. The method for allocating income tax expense, is systematic, rational, and consistent with the broad principles of ASC 740. Pursuant to the tax-sharing agreement discussed previously, the Company reimburses the Bank for all income taxes payable. As of December 31, 2020, the Company had a current federal, state, and local tax payable of $952,066 and a current state tax receivable of $20,434 with the Bank which are included in Due to Parent and affiliate and Other assets respectively, on the statement of financial condition.

As of December 31, 2020, there were no unrecognized tax benefits recorded or related interest and penalties for which the Company had accrued. The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2020, the Company's tax years 2015 and after are subject to examination by the taxing authorities.

10. **EMPLOYEE BENEFIT PLANS**

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

11. **RISK MANAGEMENT**

The Company's cash and cash equivalents at December 31, 2020 includes $90,831,868 deposited at one unaffiliated depository institution, which is rated by credit rating agencies. The Company also has a netting agreement with the depository institution regarding foreign currency balances. In addition, at December 31, 2020, the Company has $30,084,899 in a money market account at another institution, which is rated by credit rating agencies.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has policies and procedures in place to address overall market risk, credit risk, and settlement risk defined as follows:

Market Risk – Risk of loss in a portfolio due to an adverse change in the value of a financial product

Credit Risk – Risk that a borrower will default on any type of debt by failing to make required payments

Settlement Risk – Risk that one party will fail to deliver the terms of a contract with another party at the time of settlement. Settlement risk can be the risk associated with default at settlement and any timing differences in settlement between the two parties.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company has a $40 million uncommitted line of credit signed with a U.S. depository institution. There were no borrowings against the line as of December 31, 2020. The Company also has a $50 million uncommitted line of credit with the Bank, as mentioned in Note 6.

The Company is not a party to any litigation involving the various aspects of its business at December 31, 2020.

13. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. In January 2020, the Company made a $32 million cash distribution to the Parent.

14. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2020, the Company's net capital calculated in accordance with Rule 15c3-1 was $206,164,400 which was $204,735,111 in excess of its required minimum net capital of $1,429,289.

15. SUBSEQUENT EVENTS

On February 1, 2021, the Company paid a $32 million cash distribution to the Parent. There were no other subsequent events through February 26, 2021, the date the statement of financial condition was issued that would require recognition or disclosure in the statement of financial condition.